SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K


(Mark One)

  X      ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
            OF 1934 (NO FEE REQUIRED)
-----

         For the fiscal year ended December 31, 2001

                                       OR

         TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
            ACT OF 1934 (NO FEE REQUIRED)
-----


         For the transition period from to  --------------    ----------------

Commission File Number 33-22846

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

        RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
        FIRST NATIONAL BANK AND TRUST
        COMPANY OF THE TREASURE COAST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        SEACOAST BANKING CORPORATION OF FLORIDA
        815 COLORADO AVENUE
        STUART, FL  34994

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST


FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000

TOGETHER WITH

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



                                TABLE OF CONTENTS

                              FINANCIAL STATEMENTS


                                                                       Page
                                                                    Reference

Report of Independent Certified Public Accountants                       1

Statement of Net Assets Available for Benefits
   as of December 31, 2001 and 2000                                      2

Statement of Changes in Net Assets Available for Benefits for the
   Year Ended December 31, 2001                                          3

Notes to Financial Statements                                           4-8

Schedule of Assets Held - December 31, 2001                              9

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Participants and Administrator of the Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The statement of net assets available for benefits as of December 31, 2000 was audited by other independent accountants whose report dated June 25, 2001 expressed an unqualified opinion on that statement.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------

July 12, 2002

                    RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

           FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2001 AND 2000



--------------------------------------------------------------------------------
                                                      2001               2000
--------------------------------------------------------------------------------
Assets:
    Investments, at market value-
      Mutual Funds                              $  14,033,729       $  2,313,954
      U.S. Government Agency Securities                     -          2,797,969
      Corporate Bonds                                       -            287,854
      Common Stocks:
        Seacoast Banking Corporation
        of Florida, Class A                         2,231,318          1,152,750
        Other                                               -          8,406,915
      Loans to participants                                94              3,038
                                                   ----------         ----------
                Total investments                  16,265,141         14,962,480
                                                   ----------         ----------

Receivables:
      Employer Contributions                          613,745            573,937
      Participant Contributions                       189,984            148,369
      Due from brokers                                  4,836                  -
      Dividends and Interest                           10,395             74,698
                                                   ----------         ----------
                Total receivables                     818,960            797,004
                                                   ----------         ----------
                Total assets                       17,084,101         15,759,484
                                                   ----------         ----------

Liabilities:
    Excess contributions payable to participants          248                  -
                                                  -----------        -----------
           Total liabilities                              248                  -
                                                  -----------        -----------

Net assets available for benefits                 $17,083,853        $15,759,484
                                                  ===========        ===========



The accompanying notes are an integral part of these financial statements.

                    RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

           FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2001




--------------------------------------------------------------------------------
                                                                2001
--------------------------------------------------------------------------------
Additions to net assets attributed to:
    Employer Contributions                                   $1,007,737
    Participant Contributions                                   862,412
    Rollover Contributions                                       74,775
    Dividends and Interest                                      264,752
    Net Realized and Unrealized Depreciation
        of Investments                                          (92,686)
                                                              ----------
                Total additions                               2,116,990

 Deductions from net assets attributed to:
     Benefits paid to participants                              785,238
     Administrative expenses                                      7,383
                                                              ---------
                Total deductions                                792,621
                                                              ---------

                Increase in net assets available
                    for plan benefits                         1,324,369

  Net assets available for benefits:
     Beginning of the year                                   15,759,484
                                                             ==========
     End of the year                                         17,083,853
                                                             ==========



The accompanying notes are an integral part of these financial statements.

                    RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

           FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2001


1.  Description of the Plan

The following description of the Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast (the "Plan") provides only general information. Eligible employees who participate should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act ("ERISA") and was formed effective January 1, 1983. The Plan has subsequently been amended and restated in order to continue the qualification of the Plan under Internal Revenue Service regulations, permit employees to make salary deferrals, provide employer-matching contributions and eliminate the loan provisions under the Plan. The Plan is made available to all eligible employees of First National Bank and Trust Company of the Treasure Coast, its subsidiaries and affiliates (the "Bank") who have at least one year of service.

During April 2001, the Plan contracted with Marshall & Ilsley Trust Company (M&I) to act as trustee under the Plan. Under the contract with M&I, plan participants are offered a choice of various investment options and allowed to change their investment options daily.

The Plan offers eleven investment alternatives through M&I as follows:

M&I Stable Principal Fu                      Strong Growth Fund
Marshall Intermediate Bond F                 M&I Diversified Stock Fund
M&I Diversified Income Fund                  Invesco Dynamics Fund
M&I Growth Balanced Fund                     Franklin Small Cap Growth Fund
Vanguard 500 Index Fund                      Janus Adviser Worldwide Growth Fund
Legg Mason Value Trust Primary Class Fund

The Plan also allows individual participants to invest in Class A common shares of Seacoast Banking Corporation of Florida (the "Company"), the parent company of the Bank.

Prior to April 2001, the Bank's trust department acted as trustee for the Plan.

Participant Accounts

Each participant's account is credited with participant salary deferrals, any matching contributions, profit sharing contributions and retirement contributions by the employer, and an allocation of earnings based upon the participant's investment elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


Participant Contributions

Each participant may voluntarily contribute to the Plan up to a maximum of 15% of annual compensation. For the plan year ended December 31, 2001, participant contributions were subject to an overall annual limitation of $10,500. For the year ended December 31, 2001, eligible participants made contributions in excess of the allowable annual limitation in the amount of $248.

Employer Contributions

For each Plan year, the Bank's Board of Directors, at their discretion, will contribute to the Plan a profit sharing contribution. The Bank may choose not to make a profit sharing contribution for a particular plan year. Participants may elect to receive the contribution in cash, or defer and invest in the Plan one half of any discretionary profit sharing contribution to the Plan. For the year ended December 31, 2001 and 2000, the Bank's profit sharing contribution was 4% and 3%, respectively, of eligible participant compensation.

The Plan provides for a discretionary retirement contribution by the Bank, on behalf of each participant who completed at least 1,000 hours of service during the Plan year and who is employed on the last day of the Plan year or who had a termination of employment during the Plan year due to death, disability or retirement.  For the  years  ended  December  31,  2001  and  2000,  the  Bank's
discretionary   retirement   contribution   was  2%  of   eligible   participant
compensation.

The Bank will match on a dollar-for-dollar basis participant salary deferrals representing up to 4% of eligible participant compensation. Also, the Bank will match on a dollar-for-dollar basis the elective portion of any discretionary profit sharing contribution that the participant invests in the Plan.

Vesting

Participants are immediately vested in their voluntary contributions and the employer matching contribution plus earnings thereon. Profit sharing contributions and discretionary retirement contributions vest 25% per year of service. However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant's account becomes 100% vested.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in all of their account balances.

Withdrawals

Withdrawals from the Plan may be made when the member reaches age 59 1/2, terminates employment, dies, becomes disabled or experiences financial hardship Generally, vested Plan benefits not exceeding $5,000 are distributed to participants in a single lump sum payment after employment with the Bank is terminated. If a terminated participant's benefits exceed $5,000, the individual may elect to receive a lump sum or installments. If the terminated participant maintained a portion of their funds in the Company common stock, a portion of the distribution may be made in shares of common stock.

Forfeitures

Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the employer's contribution under the Plan. Forfeited amounts are used to reduce future employer contributions. Employer contributions in 2001 were reduced by $31,272 of funds in forfeited non-vested accounts.


2.  Summary of Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparation of the financial statements.

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

Plan   investments   are   stated   at  fair   value   except   for  the   fully
benefit-responsive investment contract, which is valued at its contract value.

The Plan's net appreciation (depreciation) in investment value includes the unrealized appreciation (depreciation) in the fair value of investments and realized gains and losses in investments during the year.

Contributions

Participant contributions and employer matching contributions are recorded in the period during which the Bank makes payroll deductions from the participants' earnings.

Payment of Benefits

Benefits become payable to participants upon their election or separation from the Bank. Outstanding benefits payable to participants that were approved but not paid as of December 31, 2001 and 2000 were $4,836 and $139,349, respectively and are included as a payable on Form 5500 but are not included as a payable on these financial statements.

Administrative Expenses

In addition to administrative expenses paid by the Plan, certain additional administrative expenses are paid by the Bank. Administrative expenses paid by the Bank on behalf of the Plan were $25,500 for the year ended December 31, 2001.


3.  Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows as of December 31:

                                                   2001                 2000
                                                ----------          ----------
 Common Stock, Seacoast Banking
     Corporation of Florida, Class A*           $2,231,318          $1,152,750
 Legg Mason Value Trust Primary Class
     Fund                                        1,455,843                   -
 Vanguard 500 Index Fund                         5,139,718                   -
 M&I Growth Balanced Fund                        4,386,113                   -
 Marshall Intermediate Bond fund                 1,209,488                   -
 M&I Stable Principal Fund                       1,034,421                   -
 Goldman Sachs Treasury Institutional
     Portfolio                                           -           1,292,281
                                               -----------          ----------
                                               $15,456,901          $2,445,031
                                               ===========          ==========

     *Represents a party-in-interest to the Plan.






The Plan's net realized and unrealized depreciation of investment by type is as follows as of December 31, 2001:


                                                                Year Ended
                                                             December 31, 2001
                                                             -----------------
 Common Stock, Seacoast Banking Corporation of
       Florida, Class A                                         $  107,750
       All other investments                                      (200,436)
                                                                -----------
                                                                $  (92,686)
                                                                ===========


The Plan participates in the M&I Stable Principal fund which is a fully benefit responsive investment. The investment is included in the financial statements at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The fair value of the investment contract at December 31, 2001 was $1,034,421, which equals the contract value. The average yield and crediting interest rates were 5.55% for 2001. The crediting interest rate is reviewed on a daily basis for resetting and there is no minimum crediting interest rate under the terms of the contract. There was no valuation reserve on this investment at December 31, 2001.

4.  Income Tax Status

The Internal Revenue Service has determined and informed the Bank by letter dated June 29, 1995 that the Plan and the related trust are designated in accordance with the applicable sections of the Internal Revenue Code (IRC) and therefore are exempt from Federal income taxes. During 2001 and 2002, the Bank amended certain provisions of the Plan and requested determination letter from the Internal Revenue Service related to these amendments. The Internal Revenue Service issued a favorable determination letter on several of these amendments to the Plan on March 8, 2002. The Plan is in process of filing a request for determination for the two remaining amendments to the Plan. The Plan administrator and the Plan tax counsel believe the Plan is designed and currently operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.  Related-Party Transactions

At December 31, 2001 and 2000, the Plan held 46,690 and 43,500 shares, respectively, of the Company Class A common stock with a market value of $2,231,318 and $1,152,750, respectively. The Plan received $14,007 and $55,723 during 2001 and 2000, respectively, in dividends from the Company.

                    RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

           FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

                             SCHEDULE OF ASSETS HELD

                             AS OF DECEMBER 31, 2001


                                                                    Estimated
Identity of                   Description of                           Fair
    Party                       Investment                             Value
--------------------------------------------------------------------------------

Marshall & Ilsley    Franklin Small Cap Growth Fund                $   215,355
Marshall & Ilsley    Invesco Dynamic Fund                              146,916
Marshall & Ilsley    Janus Advisor Worldwide Growth Fund               135,660
Marshall & Ilsley    Legg Mason Value Trust Primary Class Fund       1,455,843
Marshall & Ilsley    Strong Growth Fund                                205,027
Marshall & Ilsley    Vanguard 500 Index Fund                         5,139,718
Marshall & Ilsley    M&I Growth Balanced Fund                        4,386,113
Marshall & Ilsley    M&I Diversified Stock Fund                         61,266
Marshall & Ilsley    Marshall Immediate Bond Fund                    1,209,488
Marshall & Ilsley    M&I Stable Principal Fund                       1,034,421
Marshall & Ilsley    M&I Diversified Income Fund                        43,922
Seacoast Banking (*)
   Corporation of
   Florida           Seacoast Company, Class A common Stock          2,231,318
                     Participant Loan (**)                                  94
                                                                   -----------

                     Total assets held for investment purposes     $16,265,141
                                                                   ===========

(*) Represents a party-in-interest to the Plan.
(**) Represents one loan with an interest rate of 9% which matures in 2002.

                                   SIGNATURES




The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Benefits Committee of the Profit-Sharing Plan and Trust from Employees of First National Bank & Trust Company of the Treasure Coast has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                                    FIRST NATIONAL BANK AND TRUST COMPANY OF
                                    THE TREASURE COAST


Date:   8/05/02                     /s/  William R. Hahl
     --------------                 ------------------------------------
                                    William R. Hahl
                                    Member of the Pension and Benefits Committee

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The financial statements of Seacoast Banking Corporation of Florida ("Seacoast") for the year ended December 31, 2001 have been audited by Arthur Andersen LLP ("Andersen"), Independent Public Accountant.

Effective May 21, 2002, Seacoast's Board of Directors engaged PricewaterhouseCoopers LLP as its independent auditors and dismissed Andersen. After reasonable efforts, we were not able to obtain the written consent of Andersen regarding the incorporation of its reports regarding the 2001 financial statements unto this form 11K filing. However, under Securities Act rules it is permissible for Seacoast to do the form 11K without written consent from Andersen.